Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

GRANT OF SHARE AWARDS AND SHARE OPTIONS

On September 16, 2024, the Company granted (i) 2,066,336 Share Awards in the form of RSUs (representing the same number of Class A Ordinary Shares) to 52 employee (the “Share Awards Grants”); and (ii) 120,000 Share Options to 1 employee (the “Share Options Grants”, together with the Share Awards Grants, the “Grants”), pursuant to the Post-IPO Share Scheme.

The Grants are subject to the terms and conditions of the Post-IPO Share Scheme and the award agreements entered into between the Company and each of the Grantees. The principal terms of the Post-IPO Share Scheme were set out in the section headed “Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme” in Appendix IV to the listing document of the Company dated December 16, 2022.

The Share Awards and the Share Options will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Post-IPO Share Scheme.

GRANT OF SHARE AWARDS

Details of the Share Awards Grants are as follows:

Date of the Share Awards Grants	September 16, 2024

Number of Grantees	52 employees

Number of Share Awards granted	2,066,336 Class A Ordinary Shares

Issue price of Share Awards granted	Nil

Closing price of the Class A Ordinary Shares on the Date of the Share Awards Grants	HK$46.65 per Share

Vesting Periods	All of the Share Awards under the Share Awards Grants shall vest as follows, subject to the Grantee’s continued employment relationship with the Company on such vesting dates:

•	50% shall vest on the second anniversary of the date of the Share Awards Grants;

•	25% shall vest on the third anniversary of the date of the Share Awards Grants; and

	•	25% shall vest on the fourth anniversary of the date of the Share Awards Grants.

Performance Target	The vesting of the Share Awards under the Share Awards Grants is not subject to any performance target.

Clawback mechanism	The Share Awards are subject to clawback in the event that:

	•	the Grantee ceases to be a selected participant by reason of the termination of employment or contractual engagement with the Group or Related Entity for cause or without notice or with payment in lieu of notice;

•	the Grantee has been convicted of a criminal offence involving his/her integrity or honesty; or

•	in the reasonable opinion of the scheme administrator, the Grantee has engaged in serious misconduct or breaches the terms of the Post-IPO Share Scheme in any material respect.

GRANT OF SHARE OPTIONS

Details of the Share Options Grants are as follows:

Date of the Share Options Grants	September 16, 2024

Number of Grantees	1 employee

Number of Share Options granted	120,000

Number of Shares to be issued upon exercise of the Share Options	120,000 Class A Ordinary Shares

Exercise price of the Share Options	HK$47.05 per Share

The exercise price of the Share Options of HK$47.05 per Share represents the higher of (i) the closing price of the Shares of HK$46.65 per Share as stated in the daily quotation sheet issued by the Hong Kong Stock Exchange on the date of the Share Options Grants, or (ii) the average closing price of the Shares of HK$47.05 per Share as stated in the daily quotation sheets issued by the Hong Kong Stock Exchange for the five business days immediately preceding the date of the Share Options Grants.

Exercise period of the Share Options	The exercise period of the Share Options shall be ten years from the date of the Share Options Grants.

Closing price of the Class A Ordinary Shares on the date of the Share Options Grants	HK$46.65 per Share

Vesting Periods	The Share Options granted shall vest as follows, subject to the Grantee’s continued employment relationship with the Company on such vesting dates:

•	50% shall vest on the second anniversary of the date of the Share Options Grants;

•	25% shall vest on the third anniversary of the date of the Share Options Grants; and

•	25% shall vest on the fourth anniversary of the date of the Share Options Grants.

Performance Target	The vesting of the Share Options under the Share Options Grants is not subject to any performance target.

Clawback mechanism	The Share Options are subject to clawback in the event that:

•	the Grantee ceases to be a selected participant by reason of the termination of employment or contractual engagement with the Group or Related Entity for cause or without notice or with payment in lieu of notice;

•	the Grantee has been convicted of a criminal offence involving his/her integrity or honesty; or

•	in the reasonable opinion of the scheme administrator, the Grantee has engaged in serious misconduct or breaches the terms of the Post-IPO Share Scheme in any material respect.

Listing Rules Implications

The Grantees under the Grants are employees of the Group and do not fall under any of the following categories: (a) a Director, chief executive, or substantial shareholder of the Company, or an associate of any of them; (b) a participant with share options and awards granted and to be granted in the 12-month period up to and including the date of such grant in aggregate to exceed 1% individual limit for the purpose of Rule 17.03D of the Listing Rules; or (c) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury shares).

Reason for and benefits of the Grants

The reasons for the Grants are to reward continued efforts for the success of the Company and provide incentives for the Grantees to exert maximum efforts, and to provide a means by which more employees may be given an opportunity to benefit from increases in value of the Shares through the granting of the Share Awards and the Share Options. Such Grants will encourage them to work towards enhancing the value of the Company and the Shares for the benefits of the Company and the Shareholders as a whole.

Class A Ordinary Shares available for future grant under the Post-IPO Share Scheme

As at the date of this announcement and following the Grants, the number of Class A Ordinary Shares available for future grant under the scheme mandate limit of the Post-IPO Share Scheme is 56,003,958.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Articles of Association”	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders on December 14, 2022, which took effect upon the listing of the Company’s Class A Ordinary Share on the Main Board of the Hong Kong Stock Exchange

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	KANZHUN LIMITED (看準科技有限公司), a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“Director(s)”	the director(s) of the Company

“Grantee(s)”	the employee(s) of the Group who were granted Share Awards and/or Share Options in accordance with the Post-IPO Share Scheme on the date of the Grants

“Group”	the Company, its subsidiaries and its consolidated affiliated entities

“Holding Company”	a company of which the Company is a subsidiary

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time

“Post-IPO Share Scheme”	the share incentive plan conditionally approved and adopted on December 14, 2022, which took effect upon the listing of the Company’s Class A Ordinary Share on the Main Board of the Hong Kong Stock Exchange

“Related Entity”	(i) a Holding Company; (ii) subsidiaries of the Holding Company other than members of the Group; or (iii) any company which is an associate of the Company

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share units

“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Share Award(s)”	an award which vests in the form of the right either to (i) subscribe for and/or be issued or (ii) purchase such number of Class A Ordinary Shares as the scheme administrator may determine at the issue price, pursuant to the terms of the Post-IPO Share Scheme

“Share Option(s)”	an award which vests in the form of the right either to (i) subscribe for or (ii) purchase such number of Class A Ordinary Shares as the scheme administrator may determine during the exercise period at the exercise price, pursuant to the terms of the Post-IPO Share Scheme

“Shareholder(s)”	the shareholders of the Company

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, September 16, 2024

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive directors.